Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialités Chimiques SA Suisse
Switzerland	Schweiz

February 3, 2004
Basel, Switzerland

News Release: Full year results 2003

Ciba Specialty Chemicals generates high
cash flow in a difficult environment

•	Sales in line with 2002 in local currencies (-6 percent in CHF)

•	Free cash flow at CHF 728 million; net debt down 28 percent

•	Results lower due to currency trends, current assets reduction program – net income at CHF 344 million

•	Major steps to increase operational strength – further expansion in Asia

•	High CHF 3 payout proposed to shareholders for third straight year

•	Outlook 2004: improvements despite difficult environment

FINANCIAL HIGHLIGHTS (in millions of Swiss francs, except per share data)

Full Year to Full Year Comparisons

			Change in %

				Local
Year ended December 31,	2003	2002	CHF	curr.(a)

Net sales	6 646	7 085	-6	0
Gross profit	2 067	2 356	-12
Operating income	571	788	-28	-14
Net income	344	406	-15
Net income per share basic and diluted	5.03	592

EBITDA(b)	937	1 173	-20	-9
EBITDA margin(c)	14.1%	16.6%
Operating income margin(d)	8.6%	11.1%
Net cash provided by operating activities	1 033	1 038	0
Free cash flow(e)	728	683	+7
Net debt(f)	1 049	1 463	-28
Research and development expenditures	281	294	-4
Number of employees at period end	18 658	19 007	-2

4th Quarter to 4th Quarter Comparisons (unaudited)

			Change in %

				Local
Three months ended December 31,	Q4 2003	Q4 2002	CHF	curr.

Net sales	1 623	1 675	-3	-1
Gross profit	453	527	-14
Operating income	87	161	-46	-47
Net income	43	94	-55
EBITDA	180	257	-30	-29
EBITDA margin	11.1%	15.3%
Operating income margin	5.3%	9.6%

See Consolidated Financial Highlights and Notes to News Release at the end of this News Release. Please note that all footnote references in this News Release are to the corresponding footnotes in the Notes to News Release section.

Ciba Specialty Chemicals today announced results geared to strengthen the operational and financial position of the company. Core to this was a free cash flow of CHF 728 million, exceeding the already high level of 2002. This was achieved through a concerted Company-wide effort during the fourth quarter of 2003, which led to a significant reduction in net current operating assets.

Sales reached 2002 levels in local currencies, despite volatile market conditions and a sluggish global economy. Sales were particularly high in the Asia-Pacific region, with the China region growing by 15 percent in local currencies (flat in Swiss francs). Due to the strengthening of the Swiss franc, Group-wide sales in 2003 declined to CHF 6.646 billion and were 6 percent below last year.

Profitability was strongly impacted by adverse currency effects. In addition, the net current assets reduction program required temporary shutdowns of a number of plants, impacting fourth quarter operating income by about CHF 60 million. Cost controls and hiring restrictions helped to keep administrative expenses flat in local currencies. A series of additional actions were also undertaken, which provide the basis for a more streamlined and efficient organization.

For the full year, operating income totaled CHF 571 million (8.6 percent of sales). EBITDA amounted to CHF 937 million (14.1 percent of sales). Net income totaled CHF 344 million. Earnings per share were CHF 5.03. The high free cash flow generation helped to reduce net debt by 28 percent, to just over CHF 1 billion.

The Board of Directors is proposing to the shareholders a high CHF 3 per share cash payout for 2004, for the third consecutive year. As in 2003, it would occur through a further reduction of the nominal value of Ciba Specialty Chemicals’ shares. To increase shareholder value, the Board is also proposing the cancellation of the 1.3 million shares repurchased in the recent buy-back program.

For 2004, assuming that business conditions are at least comparable to last year and that currency levels do not worsen, the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year’s levels. Considering the Company’s now lowered net current operating assets level, the free cash flow target is between CHF 400 million and CHF 500 million. Should a sustainable economic recovery begin to take shape, the Company would expect a rapid and substantial improvement in net income and margins.

Armin Meyer, Chairman and Chief Executive Officer, commented: “Ciba Specialty Chemicals faced another demanding year in 2003. However, Ciba proved it was up to the challenge. We plan to repeat our high payout to shareholders for the third consecutive year. Our important push to reduce net current operating assets in the fourth quarter and generate cash was very successful. We generated even more free cash flow than last year and further strengthened our very solid balance sheet. We clearly consider the temporary negative effect on profitability resulting from this program to be an acceptable, one-time price to pay to reduce net current assets and net debt. We will now focus on holding net current assets at these lower ratios, while again strengthening profitability. We used the last three years to lower our cost base and make our balance sheet leaner, so when a sustainable economic recovery begins the Company will be able to quickly leverage these improvements into substantially higher net income and profitability margins.”

Major steps taken to strengthen Company operationally

To mitigate the impacts of the difficult economic environment in 2003 and to prepare for improvements in the economy, the Company took several decisive steps to further strengthen its operating and financial positions.

In the fourth quarter of 2003, the Company made a concerted effort to reduce its net current operating assets, particularly inventories. This included the temporary shutdown of a number of manufacturing facilities in the latter part of the fourth quarter as well as specific efforts both to reduce the inventories of raw materials and to increase the collection of receivables. This program was key to generating CHF 728 million in free cash flow, well above the earlier stated target. It led as well, however, to a temporary negative impact on operating income in the fourth quarter of CHF 60 million due to the financial effects of idled production capacity. With the leaner net current operating assets base, the positive financial effects of an economic upturn will quickly become visible.

The Company took a large number of other measures to adjust its operational structures to changes in the market. New production capacity came on stream in Mexico, and a rationalization and modernization of production facilities was announced in Switzerland. Major progress was achieved in implementing an efficient common supply chain for all businesses around the globe. Support organizations, primarily in Europe, were reviewed and are being adjusted. Some oversized facilities in NAFTA and Europe were vacated and sold. A geographic shift in the purchasing of raw materials and intermediates was made to Asia and Eastern Europe, allowing the Company to benefit from the effects of the weaker U.S. dollar. Overall, the workforce was reduced in lower-growth regions, by about 430 positions, while approximately 80 new positions were added in higher-growth regions. The net reduction of 350 positions represented 2 percent of the Company’s workforce.

All of these measures are geared towards assuring a lean and efficient Company-wide structure that can act quickly and decisively in the currently very challenging environment, but also can make the most of an economic upturn.

Sales equal last year’s level in local currencies (-6 percent in CHF)
– with strong growth in the Asia-Pacific area

Ciba Specialty Chemicals equaled last year’s sales in local currencies. In Swiss francs, sales totaled CHF 6.646 billion, 6 percent lower than in 2002. Volatile market conditions and a sluggish global economy kept volume gains to 3 percent. Price reductions totaled 3 percent, in a pattern that was, overall, steady throughout the year. Some improvement was noted towards the end of the fourth quarter in sales to customers in early cyclical industries.

Sales growth was highest in the Asia-Pacific region, accounting for 28 percent of overall sales in 2003, a record for that region. This helped to offset lackluster market conditions in many industrialized nations. Sales in Asia-Pacific increased by 5 percent in local currencies (-3 percent in Swiss francs). The China region strengthened its position as the Company’s third largest market, growing by 15 percent in local currencies (flat in Swiss francs). Sales in Japan grew by 6 percent in local currencies (-1 percent in Swiss francs).

Sales in Europe, which totaled 41 percent of group sales, were mixed, falling overall by 1 percent in local currencies (flat in Swiss francs). Sales in Eastern Europe rose by 5 percent both in local currencies and in Swiss francs. Sales in Germany were flat in local currencies (+3 percent in Swiss francs) while sales in the U.K. were lower in Swiss francs and in local currencies.

In the Americas, which accounted for 31 percent of total revenue, sales in local currencies were 3 percent lower (-16 percent in Swiss francs). Sales in South America were 5 percent higher in local currencies (-12 percent in Swiss francs). In the United States, sales were 4 percent lower in local currencies (-17 percent in Swiss francs).

Currency effects and reduction of current assets lead to lower operating income

Gross profit

Gross profit in 2003 totaled CHF 2.067 billion (31.1 percent of sales), compared to CHF 2.356 billion (33.3 percent) a year ago. Volume growth could not compensate for the negative effect of adverse currency movements and lower sales prices. An increase earlier in the year in raw material prices, particularly for the Plastic Additives and Water & Paper Treatment segments, subsided by year-end.

The program to reduce inventory levels in the fourth quarter of 2003 required the temporary shutdown of a number of manufacturing sites in the latter part of the quarter. This led to one-time negative impacts on gross profit and, consequentially, on operating income, as there was temporarily no production of revenue-generating products at those plants to cover their fixed operating costs such as wages, certain utilities and maintenance.

Operating income and EBITDA

Strongly adverse currency effects had a correspondingly negative impact on profitability due to the continued strengthening of the Swiss franc, particularly against the U.S. dollar (13 percent) and, to a lesser extent, against the Japanese yen (7 percent) and the British pound (6 percent).

Operating income totaled CHF 571 million (8.6 percent of sales), versus the 2002 total of CHF 788 million (11.1 percent), a decline of 28 percent in Swiss francs and 14 percent in local currencies. EBITDA in 2003 totaled CHF 937 million (14.1 percent of sales), as compared to last year’s level of CHF 1,173 million (16.6 percent), down 20 percent in Swiss francs and 9 percent in local currencies.

More than half of the reduction in the EBITDA margin was directly attributable to currency impacts, while most of the remainder was caused by plant shutdowns and higher pension and insurance costs. Without the specific plant shutdown program, the Company’s EBITDA margin in the fourth quarter would have remained at a similar level to those of previous quarters. Also, the effect of lower sales prices was not fully offset by volume increases. On the other hand, substantial cost savings were achieved by adjusting structures, tightly controlling headcount and other measures, which allowed the Company to mitigate these negative effects. Selling, general and administrative expenses were flat in local currencies. Research and development costs remained at last year’s high level of 4.2 percent of sales.

Net income

Net interest expense totaled CHF 108 million in 2003, an improvement of 2 percent compared to last year, reflecting a generally lower interest level and a further reduction in net debt.

Other financial expenses declined substantially, as 2002 data included special write-downs of certain financial investments and hedging results in 2003 were significantly better than in 2002.

Net income for 2003 totaled CHF 344 million (5.2 percent of sales), compared to last year’s total of CHF 406 million (5.7 percent of sales). Net income was influenced by two separate one-time effects in the third quarter, one a reduction required due to a change in U.S. GAAP accounting principles and the other a benefit resulting from the settlement of a long-standing tax issue. The net effect was a positive influence of CHF 23 million. Excluding the effect of the release of a related provision for the settlement of that tax issue, the tax rate remained steady at 27 percent. Earnings per share totaled CHF 5.03.

Improvement program streamlined asset base

Net current operating assets (receivables, plus inventories, minus accounts payables) declined by CHF 268 million (or 14 percent) between the end of 2002 and the end of 2003. Compared to sales, they were reduced from 27.0 percent in 2002 to 24.7 percent of sales in 2003. Most of the improvement came from substantially reduced inventory levels in all segments. The Company expects to keep the net asset ratios at these lower levels.

Despite the challenging business environment, it was also possible to selectively shorten payment terms. Consequently, the amount of receivables fell in all segments.

As capital expenditures of CHF 233 million remained at 70 percent of depreciation for property, plant and equipment, the level of net fixed assets also declined in all segments in 2003 both in actual terms and in percent of sales.

Net debt reduced by 28 percent; substantive cash reserves

The strong generation of free cash flow led to a further reduction in net debt. Net debt was lowered by CHF 414 million, or 28 percent, from CHF 1.463 billion in 2002 to CHF 1.049 billion in 2003. Total debt amounted to CHF 3.446 billion. Long-term financing is now overwhelmingly based on long-term obligations, with practically no repayments scheduled in the next few years. During the first half of 2003, Ciba Specialty Chemicals launched its first Euro-denominated bond (EUR 500 million) with a 15-year duration. This financing was undertaken to allow the Company to benefit from historically very low interest rates for a long time period. At year-end, Ciba had a cash position of CHF 2.4 billion.

During 2003, the Company paid out to shareholders CHF 206 million as a reduction in nominal value of the shares. Additionally, the Company spent CHF 142 million on purchasing treasury shares, the vast majority of this (CHF 117 million) on a second trading line. The Board of Directors will propose to the Annual General Meeting of Shareholders that the shares purchased on this second line be cancelled, thus reducing equity.

“Managing for Growth” projects well under way

Major progress was achieved in the Company’s “Managing for Growth” program, designed to drive profitable organic sales growth. Twenty-nine projects were initiated in areas ranging from geographical growth to cross-segment sales opportunities. Preparations for the new regional operations in the Middle East and Eastern Europe are very far advanced. A focused effort in “Expert Services”, to supply testing, consulting, chemical registration and other specialized services in several fields of expertise, has led to the creation of a dedicated business unit. A new Sales & Marketing Board has been formed to identify and promote further cross-segment opportunities. With the recent increase in funding for the corporate Research Fund, from CHF 10 million to CHF 15 million, an increasing number of highly innovative, “out-of-the-box” research projects can be accommodated. In addition, the Company’s mid-term target for sales from products less than five years old is 33 percent.

Company to further strengthen its position in Asia-Pacific

The strong sales growth in Asia experienced during the past few years underlines the benefits that Ciba Specialty Chemicals obtains from its already strong presence in Asia. This increasing demand will be supported with a further expansion of local production. At the same time, this will help the Company to assure a more balanced mix of costs and revenues in order to be less affected by currency movements.

Therefore, it is planned to concentrate future capacity expansions primarily in this region. Investments in the traditional regions of Europe and the U.S. will primarily focus on maintaining its world-class standards and process improvements. Furthermore, additional research facilities will be pursued for both the Asian market as well as other markets worldwide. Later in 2004, the Company will open a new R&D center in Shanghai, China, designed to more rapidly bring the Company’s innovative solutions directly to the local marketplace.

“Ciba Specialty Chemicals has been very successful with its disciplined approach to first grow the customer base in new markets and, in a second phase, develop a local production base. With the high growth we have achieved in Asia it is now time to further expand our production capacity there and also to gain the cost benefits of Asian-based production for our global supply,” commented Armin Meyer. “If our customers are successful, we will be successful too. To meet your customers’ needs and dreams, innovative talents are most important. With our new R&D facility in China scheduled to open this year, we will be in an even better position to help local customers achieve their goals. In addition, the 29 “Managing for Growth” projects, as well as the many smaller initiatives by our 18,700 employees, form a strong basis to achieve profitable growth even during challenging economic conditions. All of these steps provide for a more dynamic future.”

High CHF 3 payout proposed to shareholders again

Due to the Company’s strong financial position, the Board of Directors will propose for the third consecutive year, at the Annual General Meeting of Shareholders on February 26, a CHF 3 per share cash payout. This would occur through a further reduction of the nominal value of Ciba Specialty Chemicals’ shares.

To increase shareholder value, the Board also recommends that the 1.3 million shares, repurchased by Ciba Specialty Chemicals under its share buy-back program, be cancelled.

Segment overview

A sluggish overall global economy, coupled with volatile market conditions did not create an environment in which sales could grow substantially. The exception was Asia, particularly the China region and Japan, in which all segments increased sales in local currencies.

Overall, three segments slightly exceeded, and one equaled, last year’s sales in local currencies, while Textile Effects fell short of its 2002 level by 3 percent. Textile Effects continued to see a marked shift of its customer base to Asian countries and the additional growth in China was not sufficient to compensate for the decline in Europe and NAFTA.

The strongest growth for all segments occurred in the China region, the Indian subcontinent, South America and Eastern Europe while all segments were weaker in NAFTA. Development in Central Europe was mixed.

Due to the differentiated demand pattern among the wide diversity of industries served by the segments, there were fluctuations in performance between them. Businesses that exceeded last year’s levels in local currencies include electronic materials, personal care specialty effects, water treatment, coatings, textile chemicals and polymer products. Weaker sales occurred in inks, textile dyes, paper and home and fabric care. Towards the end of the year, the first signs of improvement in some of Ciba Specialty Chemicals’ customers’ industries could be seen, but it appears to be too early to draw firm conclusions about a broad business upturn.

Sales prices declined at a rate of 2 to 4 percent in all segments, with the exception of the flat levels maintained in Home & Personal Care. Volume growth was between 3 and 4 percent in Plastic Additives, Coating Effects and Water & Paper Treatment while it remained at between and 0 and 1 percent in the other two segments.

Margin developments in the segments reflect the challenging sales developments. Furthermore, the highly unfavorable currency exchange rates greatly impacted profitability.

Raw material price increases during the first half of 2003 in Water & Paper Treatment and Plastic Additives abated in the second part of 2003. Costs for Home & Personal Care related to a key ongoing product registration program in the U.S., as well as some other minor aperiodic charges in Water & Paper Treatment and Textile Effects, linked to asset optimization programs, further affected their margins.

During the fourth quarter, all segments undertook concerted efforts to reduce inventories to a new and sustainable level and to generate higher respective cash flows. In fact, inventories were reduced by approximately CHF 200 million. This was achieved through larger scale production shutdowns, which, on the other hand, caused some CHF 60 million of additional unabsorbed costs for temporarily idled capacity. Therefore, the margins for all segments were temporarily reduced. Without this specific Company-wide program, margins of all segments would have remained at levels similar to those of prior quarters.

Outlook 2004: improvements despite difficult environment

Ciba Specialty Chemicals sees only the first signs of an upturn in several of its customers’ industries. However, the Company sees no signs of a sustainable improvement in global business conditions. Therefore, Ciba will continue with firm measures to control costs globally as well as restrict hiring in lower-growth markets specifically.

For 2004, assuming that business conditions are at least comparable to last year and that currency levels do not worsen, the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year’s levels. Considering the Company’s now lowered net current operating assets level, the free cash flow target is between CHF 400 million and CHF 500 million. Should a sustainable economic recovery begin to take shape, the Company would expect a rapid and substantial improvement in net income and margins.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers’ products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba generated sales of around CHF 6.6 billion in 2003 and CHF 281 million was spent on R&D to foster innovation across the Company.

Virtual news kit: www.cibasc.com/media
•	News release in full
•	Media presentation (available from 10:30 a.m. CET onwards)
•	Annual Report 2003 (pdf) including

–	Business Review 2003
–	Financial Review 2003
–	EHS Report 2003
•	Photos Ciba Specialty Chemicals

Financial calendar

•	February 26, 2004: Annual General Meeting of Shareholders
•	April 29, 2004: First Quarter 2004 financial results
•	May 14, 2004: Proposed capital reduction payment date
•	August 12, 2004: Half Year 2004 financial results
•	October 21, 2004: Nine Month 2004 financial results

For further information please contact:

Media:	Tel. +41 61 636 4444	Fax +41 61 636 3019

Investor Relations:	Tel. +41 61 636 5081	Fax +41 61 636 5111

Forward-looking statements
Forward-looking statements and information contained in this News Release are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Ciba Specialty Chemicals

Full Year Report 2003

Consolidated Financial Highlights
(in millions of Swiss francs, except per share data)

			Change in %

				Local
Year ended December 31,	2003	2002	CHF	curr.(a)

Statements of income
Net sales	6 646	7 085	-6	0
Gross profit	2 067	2 356	-12	-5
Operating income	571	788	-28	-14
Financial income and expense, net	(132)	(215)
Income from continuing operations, before income taxes and minority interest	439	573	-23
Provision for income taxes	74	154	-52
Income from continuing operations, before minority interest	365	419	-13
Minority interest	5	13	-59
Income from continuing operations	360	406	-11
Cumulative effect of change in accounting principle, net of tax(h)	(16)	0
Net income	344	406	-15

Earnings per share
Continuing operations	5.26	5.92
Cumulative effect of change in accounting principle(h)	(0.23)	0.00
Net income per share	5.03	5.92
Operating income	571	788
Depreciation and amortization	366	385
EBITDA(b)	937	1 173
Balance sheets
Current assets	4 939	5 314
Property, plant and equipment, net	2 963	3 196
Other long-term assets	3 196	3 282
Total assets	11 098	11 792

Current liabilities	1 780	3 095
Long-term liabilities	5 011	4 267
Minority interest	62	76
Shareholders’ equity	4 245	4 354
Total liabilities and shareholders’ equity	11 098	11 792

Statements of cash flows
Net cash provided by operating activities	1 033	1 038
Net cash used in investing activities	(239)	(349)
Net cash provided by (used in) financing activities	(742)	144
Effect of exchange rate changes on cash and cash equivalents	(27)	(74)
Net increase in cash and cash equivalents	25	759

Condensed Business Segment Data
(in millions of Swiss francs)

			Change in %

				Local
Year ended December 31,	2003	2002	CHF	curr.(a)

Net sales
Plastic Additives	1 722	1 813	-5	+1
Coating Effects	1 807	1 920	-6	0
Water & Paper Treatment	1 349	1 409	-4	+2
Textile Effects	1 401	1 544	-9	-3
Home & Personal Care	367	399	-8	+1

Total net sales	6 646	7 085	-6	0

Operating income
Plastic Additives	178	245	-27	-19
Coating Effects	300	341	-12	+1
Water & Paper Treatment	85	98	-13	-22
Textile Effects	69	142	-51	-25
Home & Personal Care	32	56	-43	-8
Corporate and other expenses	(93)	(94)	+1	+2

Total operating income	571	788	-28	-14

Depreciation and amortization
Plastic Additives	94	101	-7	-1
Coating Effects	97	99	-3	+2
Water & Paper Treatment	83	88	-5	+3
Textile Effects	60	66	-9	-4
Home & Personal Care	26	26	-3	+1
Corporate	6	5

Total depreciation and amortization	366	385	-5	+1

			Change in %

				Local
Year ended December 31,	2003	2002	CHF	curr.(a)

EBITDA(b)
Plastic Additives	272	346	-21	-14
Coating Effects	397	440	-10	+1
Water & Paper Treatment	168	186	-9	-10
Textile Effects	129	208	-38	-18
Home & Personal Care	58	82	-30	-5
Corporate	(87)	(89)	-2	-1

Total EBITDA	937	1 173	-20	-9

Operating income margin(d)
Plastic Additives	10.3%	13.5%
Coating Effects	16.6%	17.7%
Water & Paper Treatment	6.3%	7.0%
Textile Effects	4.9%	9.2%
Home & Personal Care	8.8%	14.0%

Total operating income margin	8.6%	11.1%

EBITDA margin(c)
Plastic Additives	15.8%	19.1%
Coating Effects	22.0%	22.9%
Water & Paper Treatment	12.5%	13.2%
Textile Effects	9.2%	13.5%
Home & Personal Care	15.7%	20.6%

Total EBITDA margin	14.1%	16.6%

EBITDA reconciliation (unaudited)
(in millions of Swiss francs)

The reconciliation of EBITDA to net income is as follows:

Year ended December 31,	2003	2002

EBITDA	937	1 173
Depreciation and amortization	-366	-385
Operating income	571	788
Interest expense	-142	-159
Interest income	+34	+49
Other financial expense, net	-24	-105
Provision for income taxes	-74	-154
Minority interest	-5	-13
Cumulative effect of change in accounting principles, net of tax	-16	0

Net income	344	406

Free cash flow reconciliation (unaudited)
(in millions of Swiss francs)

A reconciliation of free cash flow to net cash provided by operating activities is as follows:

Year ended December 31,	2003	2002

Free cash flow	728	683
Net cash from investing activities before sale (acquisition) of businesses	+168	+233
Pro forma dividend of CHF 2 per share	+137	+134
Restructuring payments	0	-12

Net cash provided by operating activities	1 033	1 038

Components of net debt (unaudited)
(in millions of Swiss francs)

December 31,	2003	2002

Short-term debt	259	1 496
Long-term debt	3 187	2 344
Total debt	3 446	3 840
Cash and cash equivalents	-2 386	-2 361
Short-term investments	-11	-16

Net debt	1 049	1 463

Exchange rates of principal currencies to CHF

			Average rates during period		End of period rates

Year ended December 31,			2003	2002	2003	2002

1	U.S. dollar	(USD)	1.35	1.56	1.25	1.43
1	British pound	(GBP)	2.20	2.34	2.21	2.28
1	Euro	(EUR)	1.52	1.47	1.56	1.46
100	Japanese yen	(JPY)	1.16	1.24	1.17	1.18

Three months ended December 31,

1	U.S. dollar	(USD)	1.31	1.47	1.25	1.43
1	British pound	(GBP)	2.23	2.31	2.21	2.28
1	Euro	(EUR)	1.55	1.47	1.56	1.46
100	Japanese yen	(JPY)	1.20	1.20	1.17	1.18

Notes to News Release
(a)	Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP (United States Generally Accepted Accounting Principles), using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. See note (g)
(b)	EBITDA for segments is calculated as operating income plus depreciation and amortization. For consolidated results, EBITDA is reconciled to net income (see the table on preceding page). See also note (g)
(c)	EBITDA margin is calculated as EBITDA as a percentage of net sales. See note (g)
(d)	Operating income margin is calculated as operating income as a percentage of net sales. See note (g)
(e)	Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share. The Company uses free cash flows for reinvestment in the business, for repayment of debt and for restructuring programs. See note (g)
(f)	Net debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments. See note (g)
(g)	EBITDA, EBITDA margin, free cash flow, net debt and amounts in local currencies are non-U.S. GAAP financial measures, the use of which is discussed in the Company’s Annual Report for the year ended December 31, 2003, as filed on Form 20-F with the U.S. Securities and Exchange Commission.
(h)	The Company applied FASB Interpretation No. 46 (FIN No. 46) to a previously unconsolidated trust that leases an asset to the Company, resulting in the consolidation by the Company of the trust effective July 1, 2003.